EXHIBIT 99.1











General FINANCE CORPORATION

N A S D A Q : G F N

Investor Presentation
Through Third Quarter Ended March 31, 2020

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
C O R P O R A T I O N

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 105 primary branch locations across North America and Asia-Pacific with 102,290 fleet units

- Pac-Van and Lone Star Tank Rental in North America

- Royal Wolf in the Asia-Pacific region

- Southern Frac, a domestic manufacturer of portable liquid storage tanks and, under the trade name Southern Fab, other steel-related products

- TTM (3/31/20) consolidated revenues of $368.2 million; consolidated adjusted EBITDA of $101.2 million*







 



*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units

Storage Containers



Fleet Units (3/31/20): 69,932

Freight Containers



Fleet Units (3/31/20): 8,934

Liquid Containment Fleet Units

Liquid Containment Tanks



Fleet Units (3/31/20): 4,209

Modular Space Fleet Units

Office Containers



Fleet Units (3/31/20): 13,701

Mobile Offices



Fleet Units (3/31/20): 4,339

Modular Buildings



Fleet Units (3/31/20): 1,175

GeneralFINANCE CORPORATION

Investment Highlights

Human Capital

- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform

- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class

- Long lived assets, rapid payback and low maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance

- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

GeneralFINANCE
C O R P O R A T I O N

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Jody Miller	President, CEO	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Global Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Neil Littlewood	CEO of Royal Wolf	-COO, Royal Wolf -Executive General Manager, Royal Wolf -EVP, Coates Hire
Theodore Mourouzis	CEO, President of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

General FINANCE
CORPORATION

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level
- 63 primary branches in the United States - presence in 52 of top 100 MSAs
- 3 primary branches in Western Canada
- TTM (3/31/20) Net Promoter Score (“NPS”) of 84 for Pac-Van
- Total lease fleet of 56,071 units
- TTM (3/31/20) revenue of $240.1 million
- TTM (3/31/20) adjusted EBITDA of $75.0 million*
- Demonstrated track record of growth
  - Market share gains
  - Accretive acquisitions
  - Greenfield openings
  - National accounts
  - Product innovation
  - Online ordering

North American Branch Network


Edmonton, AB, CA
Calgary, AB, CA
Vancouver, BC, CA
Seattle
Yakima
Portland
Watford City
Elko
Salt Lake City
Denver
Bakersfield
Las Vegas
LA-Chino
Phoenix
Green Bay
Madison
Milwaukee
Quad Cities
Des Moines
Chicago
Elkhart
Detroit
South Royalton
Tilton
Boston
Pittsburgh
Trenton
Philadelphia
Kansas City
Indianapolis
St. Louis
Wichita
Springfield
Charleston
Baltimore/DC
Nashville
Raleigh
Little Rock
Memphis
Charlotte
Greenville
Atlanta
Midland
Dallas
Birmingham
Kermit
Albany
Lafayette
Jacksonville
Austin
Houston
San Antonio
Houma
Panama City
Kenedy
Corpus Christi
Tampa
Orlando
Miami
OHIO
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY
Lexington
Louisville
Paducah

GeneralFINANCE CORPORATION

Note: Branch figures as of March 31, 2020.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 35% market share[1] in Australia and 50% market share[1] in New Zealand
- Only container leasing and sales company with a nationally integrated infrastructure and workforce
- Largest branch network of any storage container company in Australia and New Zealand
  - 24 primary branches in Australia
  - 15 primary branches in New Zealand
  - Represents all major metropolitan areas
- Total lease fleet of 46,219 units
- TTM (3/31/20) revenue of $119.0 million
- TTM (3/31/20) adjusted EBITDA of $31.3 million[2]

Asia-Pacific Branch Network


Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
Toowoomba
South Brisbane
Gold Coast
Coffs Harbour
Newcastle
Geraldton
Perth-Bassendean
Central Coast
Moorebank
Adelaide
Wollongong
Albury
Canberra
Melbourne -Sunshine
Gippsland
Geelong
Melbourne - Clayton
Launceston
Hobart
Whangarei
Silverdale
Auckland
Tauranga
Hamilton
Napier
New Plymouth
Palmerston North
Nelson
Wellington
Christchurch
Cromwell
Timaru
Dunedin
Invercargill

Note: Branch figures as of March 31, 2020.
(1) Management estimate.
(2) Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations TTM (3/31/20)


Mining 3%
Government 2%
Other 6%
Education 3%
Consumer 4%
Construction 24%
Retail 5%
Moving & Transportation 6%
Industrial 10%
Oil & Gas 13%
Commercial 24%

North America Leasing Operations TTM (3/31/20)


Government 2%
Education 1%
Mining 1%
Other 3%
Retail 5%
Commercial 34%
Industrial 11%
Oil & Gas 17%
Construction 26%

Asia-Pacific Leasing Operations TTM (3/31/20)


Other 14%
Moving & Transportation 23%
Government 4%
Education 5%
Mining 6%
Retail 6%
Construction 20%
Industrial 10%
Consumer 12%

- *Over 50,000 customers in over 20 industries*
- *Largest customer in each geographic venue accounted for less than 5% of venue's respective FY2019 revenue*

GeneralFINANCE CORPORATION

Compelling Unit Economics

- Best Rental Asset
- Typical Cost: $2,500 - $3,000
- Typical Rent: ~$100/Month
- Typical Utilization Rate: 80%
- High Incremental EBITDA Margin
- Attractive Tax Attributes
- Long Economic Life
- Minimal Maintenance Expense



Historical Financial Summary

Revenue


Leasing Revenue


Adjusted EBITDA[2]


Free Cash Flow Before Net Fleet Activity and Acquisitions[2]


General FINANCE CORPORATION

(1)   Represents twelve months ended 3/31/20. CAGR growth covers the period from FY2011 through 3QFY2020.
(2)   Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count

Net Fleet CapEx ■   Acquisitions ■   Total Fleet



Leverage[2] and Net Debt

Leverage ■   Net Debt

(1)   Includes $70.4 total purchase consideration paid for noncontrolling interest in Royal Wolf.
(2)   Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(3)   Includes Lone Star Tank Rental, acquired in April 2014, for the full fiscal year.

Capital Structure as of 3/31/20

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $11.7 million		
Debt	• $76.6 million 8.125% Senior Notes[1]	• $113.9 million outstanding on $133.3 million (A$217.0 million) Senior Credit Facility[2,3]	• $179.4 million outstanding on $285.0 million Senior Credit Facility • $8.4 million – other
Common equity	• 30.6 million shares outstanding	• 100% of shares owned by General Finance	• North America leasing and manufacturing operations, 100% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1]Net of $0.8 million deferred financing costs for the Senior Notes.
[2]Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.6142 AUD/USD as of 3/31/20.
[3]Net of $0.4 million deferred financing costs for the Asia-Pacific Senior Credit Facility.

GeneralFINANCE CORPORATION

Appendix

General Finance Organizational Structure (1) (2)


General Finance Corporation
North America Operations
67.7% of
Consolidated Revenue
Asia-Pacific Operations
32.3% of
Consolidated Revenue
Leasing Operations
65.2% of
Consolidated Revenue
Manufacturing
2.5% of
Consolidated Revenue
Leasing Operations
32.3% of
Consolidated Revenue
Pac-Van, Inc.
Lone Star Tank
Rental Inc.
Southern Frac, LLC
Royal Wolf

GeneralFINANCE CORPORATION

(1) Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.

(2) Reflects consolidated revenues for TTM 3/31/20.

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Consolidated Adjusted EBITDA

	Year Ended June 30,									Nine Months Ended March 31,		TTM March 31,
	2011	2012	2013	2014*	2015	2016	2017	2018	2019	2019	2020	2020
Net income (loss)	($8,858)	$8,742	$11,413	$15,149	$13,045	($3,286)	($847)	($9,107)	($7,466)	($12,702)	$7,767	$13,003
Add (Deduct) --												
Provision (benefit) for income taxes	2,958	5,360	8,195	11,620	8,697	(2,191)	(25)	(679)	5,820	5,056	9,969	10,733
Foreign currency exchange and other	(4,125)	(443)	(1,028)	1,372	273	309	351	5,887	3,513	3,296	2,405	2,622
Interest expense	20,293	12,743	10,969	11,952	21,096	19,648	19,653	33,991	35,344	27,700	20,235	27,879
Interest income	(487)	(157)	(58)	(52)	(68)	(97)	(66)	(112)	(191)	(108)	(519)	(602)
Depreciation and amortization	19,165	18,924	22,241	27,127	38,571	38,634	40,092	40,335	42,108	32,256	26,930	36,782
Impairment –goodwill/ trade name	5,858	---	---	---	---	3,068	---	---	---	---	---	---
Share-based compensation expense	693	901	1,316	1,938	2,174	2,388	1,374	3,658	2,680	1,996	2,015	2,699
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	369	---	---	---	---	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	802	---	---	---	---	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	1,311	---	---	---	---	---	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	365	---	---	---	---	---	---	---
Inventory write-downs and related	---	---	---	---	---	1,630	---	---	---	---	---	---
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	---	727	---	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	---	437	---	506	506	---	---
Change in valuation of bifurcated derivatives in Convertible Note	---	---	---	---	---	---	---	13,719	24,570	22,829	6,365	8,106
Adjusted EBITDA	$37,979	$46,070	$53,048	$69,106	$84,153	$60,830	$60,969	$87,692	$106,884	$80,829	$75,167	$101,222

General FINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA - Pac-Van

(in thousands)

	Year Ended June 30,							Nine Months Ended March 31,		TTM March 31,
	2013	2014	2015	2016	2017	2018	2019	2019	2020	2020
Operating income	$8,403	$13,323	$18,425	$17,984	$19,551	$28,689	$39,497	$28,962	$34,506	$45,041
Add --										
Depreciation and amortization	6,154	7,928	11,306	13,154	13,663	14,233	15,524	11,455	12,203	16,272
Share-based compensation expense	259	312	303	374	333	309	331	234	308	405
Inventory write-downs	---	---	---	123	---	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	437	---	448	448	---	---
Adjusted EBITDA	$14,816	$21,563	$30,034	$31,635	$33,984	$43,231	$55,800	$41,099	$47,017	$61,718

Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

(in thousands)	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,
	2014	2015	2016	2017	2018	2019	2019	2020	2020
Operating income (loss)	$16,372	$8,233	($1,541)	($3,916)	$8,798	$14,236	$11,730	$4,170	$6,676
Add --									
Depreciation and amortization	8,013	11,345	10,529	9,666	9,161	8,936	7,153	4,826	6,609
Share-based compensation	1	11	22	41	41	33	23	35	45
Adjusted EBITDA	$24,386	$19,589	$9,010	$5,791	$18,000	$23,205	$18,906	$9,031	$13,330

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)

	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,	TTM March 31,
	2014	**2015**	**2016**	**2017**	**2018**	**2019**	**2019**	**2020**	**2020**	**2020**
Operating income	A$29,977	A$25,672	A$17,637	A$14,340	A$17,207	A$18,998	A$12,486	A$17,352	A$23,864	US$16,310
Add (Deduct) --										
Depreciation and Amortization	17,190	18,604	19,685	22,145	22,052	25,145	19,322	14,975	20,798	14,220
Share-based compensation expense	932	1,037	1,315	(83)	1,914	1,014	754	830	1,090	745
Non-recurring severance costs and CEO retirement compensation	---	---	975	---	---		---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	82	82	---	---	---
Adjusted EBITDA	A$48,099	$A45,313	A$39,612	A$36,402	A$41,173	A$45,239	A$32,644	A$33,157	A$45,752	US$31,275

GeneralFINANCE
CORPORATION

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY11	FY12	FY13	FY14	FY15	FY16	FY17	FY18	FY19	TTM (3/31/20)
Cash From Operations	$18.5	$15.2	$34.9	$51.5	$38.2	$48.8	$35.3	$58.8	$52.1	$77.2
Add-back Changes in Fleet Inventory	(1.6)	10.4	(4.8)	(12.4)	3.2	(3.0)	(4.0)	(3.6)	5.3	(9.7)
Adjusted Cash From Operations	$16.9	$25.6	$30.1	$39.1	$41.4	$45.8	$31.3	$55.2	$57.4	$67.5
Cash From (Used In) Investing	($20.7)	($53.2)	($69.7)	($163.6)	($107.4)	($35.4)	($30.7)	($114.5)	($64.0)	($38.3)
Add-back Business and Real Estate Transactions	0.9	4.6	14.6	90.7	44.4	10.4	5.0	88.3	18.6	3.8
Add-back Net Fleet Purchases	16.1	45.4	47.6	65.7	54.6	20.8	21.8	21.1	38.5	26.6
Adjusted Cash Used In Investing	($3.7)	($3.2)	($7.5)	($7.2)	($8.4)	($4.2)	($3.9)	($5.1)	($6.9)	($7.9)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1]	$13.2	$22.4	$22.6	$31.9	$33.0	$41.6	$27.4	$50.1	$50.5	$59.6

GeneralFINANCE CORPORATION

(1) Prior to dividends paid on preferred stock.











General FINANCE
C O R P O R A T I O N

N A S D A Q : G F N